FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 30 July 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement for the period ended 30 June 2021 (unaudited)
	Half year ended
	30 June 2021	30 June 2020

	£m	£m
Interest receivable	4,782	5,190
Interest payable	(866)	(1,338)

Net interest income	3,916	3,852

Fees and commissions receivable	1,312	1,430
Fees and commissions payable	(285)	(392)
Income from trading activities	231	802
Other operating income	145	146

Non-interest income	1,403	1,986

Total income	5,319	5,838

Staff costs	(1,902)	(1,955)
Premises and equipment	(502)	(651)
Other administrative expenses	(703)	(696)
Depreciation and amortisation	(414)	(448)

Operating expenses	(3,521)	(3,750)

Profit before impairment releases/(losses)	1,798	2,088
Impairment releases/(losses)	707	(2,858)

Operating profit/(loss) before tax	2,505	(770)
Tax (charge)/credit	(435)	208

Profit/(loss) for the period	2,070	(562)

Attributable to:
Ordinary shareholders	1,842	(705)
Preference shareholders	9	16
Paid-in equity holders	178	192
Non-controlling interests	41	(65)
	2,070	(562)

Earnings per ordinary share	15.6p	(5.8p)
Earnings per ordinary share - fully diluted	15.5p	(5.8p)

Condensed consolidated statement of comprehensive income for the period ended 30 June 2021 (unaudited)

	Half year ended
	30 June 2021	30 June 2020

	£m	£m
Profit/(loss) for the period	2,070	(562)

Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(734)	68
(Loss)/profit on fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	(25)	83
FVOCI financial assets	8	(120)
Tax	182	-
	(569)	31
Items that do qualify for reclassification
FVOCI financial assets	(145)	(111)
Cash flow hedges	(365)	417
Currency translation	(288)	575
Tax	65	(179)
	(733)	702

Other comprehensive (loss)/income after tax	(1,302)	733

Total comprehensive income for the period	768	171

Attributable to:
Ordinary shareholders	535	14
Preference shareholders	9	16
Paid-in equity holders	178	192
Non-controlling interests	46	(51)
	768	171

Note:
(1) Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. There was also a pre tax loss of £176 million (€205 million) in relation to the interim re-measurement of the Ulster Bank Pension Scheme (Republic of Ireland), as a result of significant movements in underlying actuarial assumptions (June 2020: net gain of £90 million (€101 million)). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period, are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.

Condensed consolidated balance sheet as at 30 June 2021 (unaudited)
	30 June 2021	31 December 2020

	£m	£m
Assets
Cash and balances at central banks	151,511	124,489
Trading assets	70,195	68,990
Derivatives	109,556	166,523
Settlement balances	7,793	2,297
Loans to banks - amortised cost	8,176	6,955
Loans to customers - amortised cost	362,711	360,544
Other financial assets	51,469	55,148
Intangible assets	6,694	6,655
Other assets	7,753	7,890

Total assets	775,858	799,491

Liabilities
Bank deposits	14,394	20,606
Customer deposits	467,214	431,739
Settlement balances	7,119	5,545
Trading liabilities	75,847	72,256
Derivatives	103,992	160,705
Other financial liabilities	46,118	45,811
Subordinated liabilities	8,696	9,962
Notes in circulation	2,906	2,655
Other liabilities	5,687	6,388
Total liabilities	731,973	755,667

Equity
Ordinary shareholders' interests	37,445	38,367
Other owners' interests	6,430	5,493
Owners’ equity	43,875	43,860
Non-controlling interests	10	(36)

Total equity	43,885	43,824
Total liabilities and equity	775,858	799,491

Condensed consolidated statement of changes in equity for the period ended 30 June 2021 (unaudited)

	Half year ended
	30 June 2021	30 June 2020

	£m	£m
Called-up share capital - at beginning of period	12,129	12,094
Ordinary shares issued	38	31
Share cancellation (1)	(391)	-
At end of period	11,776	12,125

Paid-in equity - at beginning of period	4,999	4,058
Redeemed/reclassified (2)	-	(1,277)
Securities issued during the period (3)	937	1,220
At end of period	5,936	4,001

Share premium account - at beginning of period	1,111	1,094
Ordinary shares issued	50	16
At end of period	1,161	1,110

Merger reserve - at beginning and end of period	10,881	10,881

FVOCI reserve - at beginning of period	360	138
Unrealised losses	(113)	(123)
Realised gains	(23)	(107)
Tax	15	12
At end of period	239	(80)

Cash flow hedging reserve - at beginning of period	229	35
Amount recognised in equity	(323)	445
Amount transferred from equity to earnings	(42)	(28)
Tax	59	(111)
At end of period	(77)	341

Foreign exchange reserve - at beginning of period	1,608	1,343
Retranslation of net assets	(336)	527
Foreign currency gains/(losses) on hedges of net assets	43	(63)
Tax	(11)	(95)
Recycled to profit or loss on disposal of businesses (4)	-	97
At end of period	1,304	1,809

Capital redemption reserve - at beginning of period	-	-
Share cancellation (1)	390	-
Redemption of preference shares	24	-
At end of period	414	-

Retained earnings - at beginning of period	12,567	13,946
Profit/(loss) attributable to ordinary shareholders and other equity owners	2,029	(497)
Equity preference dividends paid	(9)	(16)
Paid-in equity dividends paid	(178)	(192)
Ordinary dividends paid	(347)	-
Shares repurchased during the year (1)	(748)	-
Redemption of preference shares	(24)	-
Redemption/reclassification of paid-in equity (2)	-	(355)
Realised losses in period on FVOCI equity shares	(1)	(1)
Remeasurement of the retirement benefit schemes (5)
- gross	(734)	68
- tax	182	23
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	(25)	83
- tax	2	(8)
Shares issued under employee share schemes	-	(11)
Share-based payments	(82)	(100)
At end of period	12,632	12,940

Condensed consolidated statement of changes in equity for the period ended 30 June 2021 (unaudited) continued

	Half year ended
	30 June 2021	30 June 2020

	£m	£m
Own shares held - at beginning of period	(24)	(42)
Shares issued under employee share schemes	17	95
Own shares acquired (1)	(384)	(77)
At end of period	(391)	(24)
Owners' equity at end of period	43,875	43,103

Non-controlling interests - at beginning of period	(36)	9
Currency translation adjustments and other movements	5	14
Profit/(loss) attributable to non-controlling interests	41	(65)
At end of period	10	(42)

Total equity at end of period	43,885	43,061

Attributable to:
Ordinary shareholders	37,445	38,608
Preference shareholders	494	494
Paid-in equity holders	5,936	4,001
Non-controlling interests	10	(42)
	43,885	43,061

Notes:
(1)
In March 2021, there was an agreement with HM Treasury to buy 591 million ordinary shares in the Company from UK Government Investments Ltd (UKGI), at 190.5p per share for the total consideration of £1.13 billion. NatWest Group cancelled 391 million of the purchased ordinary shares, amounting to £744 million excluding fees, and held the remaining 200 million in own shares held, amounting to £381 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2)
In June 2020, paid-in equity reclassified to liabilities as the result of a call of US$2 billion AT1 notes.
(3)
AT1 capital notes totalling US$750 million less fees were issued in June 2021 (£400 million less fees were issued in March 2021). In June 2020, AT1 capital notes totalling US$1.5 billion less fees were issued.
(4)
In 2020, the completion of the Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI).
(5)
Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. There was also a pre tax loss of £176 million (€205 million) in relation to the interim re-measurement of the Ulster Bank Pension Scheme (Republic of Ireland), as a result of significant movements in underlying actuarial assumptions (June 2020: net gain of £90 million (€101 million)). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period, are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.

Condensed consolidated cash flow statement for the period ended 30 June 2021 (unaudited)
	Half year ended
	30 June 2021	30 June 2020

	£m	£m
Operating activities
Operating profit/(loss) before tax	2,505	(770)
Adjustments for non-cash items	2,635	1,271

Net cash flows from trading activities	5,140	501
Changes in operating assets and liabilities	25,745	14,281

Net cash flows from operating activities before tax	30,885	14,782
Income taxes paid	(259)	(231)

Net cash flows from operating activities	30,626	14,551
Net cash flows from investing activities	(790)	2,035
Net cash flows from financing activities	(359)	2,748
Effects of exchange rate changes on cash and cash equivalents	(1,935)	2,752

Net increase in cash and cash equivalents	27,542	22,086
Cash and cash equivalents at beginning of period	139,199	100,588

Cash and cash equivalents at end of period	166,741	122,674

Notes
1. Basis of preparation
The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and UK adopted IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with NatWest Group plc 2020 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards in conformity with the requirements of the Companies Act 2006 and with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. NatWest Group plc 2021 Annual Report and Accounts will be prepared in accordance with UK adopted International Financial Reporting Standards.

Going concern
Having reviewed NatWest Group’s forecasts, projections, the potential impact of COVID-19, and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for a period of not less than twelve months. Accordingly, the results for the period ended 30 June 2021 have been prepared on a going concern basis.

2. Accounting policies
NatWest Group’s principal accounting policies are as set out on pages 264 to 268 of the NatWest Group plc 2020 Annual Report and Accounts. Changes to accounting policies from 1 January 2021 had no material effect on NatWest Group plc’s accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgements are referenced on page 268 of the NatWest Group plc 2020 Annual Report and Accounts. Estimation uncertainty has been affected by the COVID-19 pandemic. Management’s consideration of this source of uncertainty is outlined in the relevant sections of the NatWest Group plc 2020 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in the NatWest Group plc 2020 Annual Report and Accounts.

Information used for significant estimates
The COVID-19 pandemic has continued to cause significant economic and social disruption. Key financial estimates are based on a range of anticipated future economic conditions described by internally developed scenarios. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods. Refer to the NatWest Group plc Risk factors section in the 2020 Annual Report and Accounts.

Notes
3. Analysis of income, expenses and impairment losses
	Half year ended
	30 June 2021	30 June 2020

	£m	£m
Loans to customers - amortised cost	4,433	4,698
Loans to banks - amortised cost	217	189
Other financial assets	132	303
Interest receivable	4,782	5,190

Deposits by banks	99	89
Customer deposits	319	432
Other financial liabilities	314	481
Subordinated liabilities	130	218
Internal funding of trading businesses	4	118
Interest payable	866	1,338
Net interest income	3,916	3,852
Net fees and commissions	1,027	1,038

Foreign exchange	183	344
Interest rate	(6)	472
Credit	54	(68)
Own credit adjustment	-	53
Equity, commodities and other	-	1
Income from trading activities	231	802

Loss on redemption of own debt (1)	(138)	-
Operating lease and other rental income	108	119
Changes in fair value of financial assets or liabilities designated at fair value through profit or loss (2)	(4)	(21)
Changes in fair value of other financial assets at fair value through profit or loss	-	(10)
Hedge ineffectiveness	13	(10)
Loss on disposal of amortised assets	(6)	(16)
Profit on disposal of fair value through other comprehensive income assets	24	108
Profit on sale of property, plant and equipment	6	11
Share of profit of associated entities	129	12
Profit/(loss) on disposal of subsidiaries and associates	1	(99)
Other income (3)	12	52
Other operating income	145	146
Total non-interest income	1,403	1,986
Total income	5,319	5,838

Salaries	1,192	1,290
Bonus awards	142	179
Temporary and contract costs	114	148
Social security costs	152	153
Pension costs	177	164
- defined benefit schemes	110	101
- defined contribution schemes	67	63
Other	125	21
Staff costs	1,902	1,955
Premises and equipment (4)	502	651
Depreciation and amortisation (5)	414	448
Other administrative expenses (6)	703	696
Administrative expenses	1,619	1,795

Operating expenses	3,521	3,750

Impairment releases/(losses)	707	(2,858)
Impairments as a % of gross loans to customers	0.38%	1.59%

Notes:
(1)
Representing day one loss on redemption of own debt related to the repurchase of legacy instruments.
(2)
Includes related derivatives.
(3)
Includes income from activities other than banking.
(4)
30 June 2021 includes cost of £20 million including accelerated depreciation of £12 million (30 June 2020 - £102 million including £40 million accelerated depreciation) in relation to the planned reduction of the property portfolio (30 June 2021 – freehold £1 million; leasehold £19 million; 30 June 2020 - leasehold £102 million).
(5)
30 June 2021 includes a £23 million charge relating to the reduction in property portfolio, leasehold £19 million and freehold £4 million (30 June 2020 - £43 million charge, leasehold £43 million).
(6)
Includes litigation and conduct costs.

Notes
4. Segmental analysis
The business is organised into the following reportable segments: Personal Banking, Private Banking, Commercial Banking, RBS International (RBSI), NatWest Markets, Ulster Bank RoI and Central items & other.

Analysis of operating profit/(loss) before tax
The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

				International Banking & Markets		Ulster	Central
	Retail	Private	Commercial	RBS	NatWest	Bank	items &
	Banking	Banking	Banking	International	Markets	RoI	other (1)	Total
Half year ended 30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,976	232	1,308	182	(3)	187	34	3,916
Net fees and commissions	173	124	560	59	83	38	(10)	1,027
Other non-interest income	1	12	55	15	215	18	60	376
Total income	2,150	368	1,923	256	295	243	84	5,319
Operating expenses	(1,187)	(249)	(1,152)	(112)	(560)	(261)	-	(3,521)
Impairment releases/(losses)	57	27	568	29	16	11	(1)	707
Operating profit/(loss)	1,020	146	1,339	173	(249)	(7)	83	2,505

Half year ended 30 June 2020
Net interest income	1,982	251	1,370	201	(34)	194	(112)	3,852
Net fees and commissions	204	130	552	43	76	44	(11)	1,038
Other non-interest income	(1)	11	81	15	774	11	57	948
Total income	2,185	392	2,003	259	816	249	(66)	5,838
Operating expenses	(1,075)	(252)	(1,221)	(126)	(707)	(245)	(124)	(3,750)
Impairment losses	(657)	(56)	(1,790)	(46)	(40)	(243)	(26)	(2,858)
Operating profit/(loss)	453	84	(1,008)	87	69	(239)	(216)	(770)

Note:
(1)
30 June 2021 predominantly relates to interest receivable in Treasury and 30 June 2020 predominantly related to interest receivable in Treasury and strategic disposals in Functions.

Total revenue(1)

				International Banking & Markets		Ulster	Central
	Retail	Private	Commercial	RBS	NatWest	Bank	items &
	Banking	Banking	Banking	International	Markets	RoI	Other	Total
Half year ended 30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m
External	2,667	358	1,861	278	523	275	508	6,470
Inter-segmental	14	60	43	3	17	-	(137)	-
Total	2,681	418	1,904	281	540	275	371	6,470

Half year ended 30 June 2020
External	2,764	358	2,009	269	1,328	277	563	7,568
Inter-segmental	24	99	47	3	4	-	(177)	-
Total	2,788	457	2,056	272	1,332	277	386	7,568

Note:
(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Notes
4. Segmental analysis continued
Analysis of net fees and commissions
				International Banking & Markets		Ulster	Central
	Retail	Private	Commercial	RBS	NatWest	Bank	items &
	Banking	Banking	Banking	International	Markets	RoI	other	Total
Half year ended 30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment services	145	16	255	6	10	28	-	460
- Credit and debit card fees	149	4	69	1	-	8	-	231
- Lending and financing	6	4	242	28	34	7	-	321
- Investment management,
trustee and fiduciary services	1	113	-	22	-	1	-	137
- Underwriting fees	-	-	-	-	77	-	-	77
- Other	32	19	63	3	25	-	(56)	86
Total	333	156	629	60	146	44	(56)	1,312

Fees and commissions payable	(160)	(32)	(69)	(1)	(63)	(6)	46	(285)
Net fees and commissions	173	124	560	59	83	38	(10)	1,027

Half year ended 30 June 2020
Fees and commissions receivable
- Payment services	129	14	256	9	9	28	-	445
- Credit and debit card fees	144	4	60	1	-	10	-	219
- Lending and financing	37	2	241	15	46	7	-	348
- Investment management,
trustee and fiduciary services	1	113	-	17	-	1	-	132
- Underwriting fees	-	-	-	-	124	-	-	124
- Other	34	18	48	2	98	2	(40)	162
Total	345	151	605	44	277	48	(40)	1,430

Fees and commissions payable	(141)	(21)	(53)	(1)	(201)	(4)	29	(392)
Net fees and commissions	204	130	552	43	76	44	(11)	1,038

Total assets and liabilities
				International Banking & Markets		Ulster	Central
	Retail	Private	Commercial	RBS	NatWest	Bank	items &
	Banking	Banking	Banking	International	Markets	RoI	other	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m
Assets	204,167	27,686	185,757	36,953	219,447	25,422	76,426	775,858
Liabilities	187,851	34,808	183,837	34,843	206,160	21,872	62,602	731,973

31 December 2020
Assets	197,618	26,206	187,413	33,984	270,147	26,620	57,503	799,491
Liabilities	178,617	32,457	174,251	31,989	254,098	22,993	61,262	755,667

Notes
5. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 19% (2020 - 19%), as analysed below:
	Half year ended
	30 June 2021	30 June 2020

	£m	£m
Profit/(loss) before tax	2,505	(770)

Expected tax (charge)/credit	(476)	146
Losses and temporary differences in period where no deferred tax assets recognised	(6)	(38)
Foreign profits taxed at other rates	4	(24)
Items not allowed for tax:
- losses on disposals and write-downs	(3)	(14)
- UK bank levy	(11)	(15)
- regulatory and legal actions	3	20
- other disallowable items	(10)	(23)
Non-taxable items	25	68
Taxable foreign exchange movements	-	(2)
Losses bought forward and utilised	6	23
Decrease in the carrying value of deferred tax assets in respect of:
- UK losses	(5)	(56)
- Ireland losses	(35)	(20)
Banking surcharge	(173)	52
Tax on paid-in equity	32	38
UK tax rate change impact	206	75
Adjustments in respect of prior periods	8	(22)

Actual tax (charge)/credit	(435)	208

At 30 June 2021, NatWest Group has recognised a deferred tax asset of £1,150 million (31 December 2020 - £901 million) and a deferred tax liability of £303 million (31 December 2020 - £291 million). These include amounts recognised in respect of UK trading losses of £972 million (31 December 2020 - £862 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. NatWest Group has considered the carrying value of this asset as at 30 June 2021 and concluded that it is recoverable based on future profit projections.

It was announced in the UK Government’s Budget on 3 March 2021 that the main UK corporation tax rate will increase from 19% to 25% from 1 April 2023. This legislative change was enacted on 10 June 2021. NatWest Group’s closing deferred tax assets and liabilities have therefore been recalculated taking into account this change of rate and the applicable period the deferred tax assets and liabilities are expected to crystallise. As a result, the net deferred tax asset position in NatWest Group has increased by £176 million, with a £206 million credit included in the income statement (refer to reconciling item above), and a £30 million charge included in other comprehensive income. There is an ongoing HM Treasury review of the bank surcharge rate to ensure that the combined rate of corporation tax applicable to banking entities remains competitive.

Notes
6. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June 2021	31 December 2020

Assets	£m	£m
Loans
Reverse repos	24,718	19,404
Collateral given	12,955	18,760
Other loans	1,154	1,611
Total loans	38,827	39,775
Securities
Central and local government
- UK	5,121	4,184
- US	4,088	5,149
- other	18,347	16,436
Financial institutions and corporate	3,812	3,446
Total securities	31,368	29,215
Total	70,195	68,990

Liabilities
Deposits
Repos	23,720	19,036
Collateral received	17,165	23,229
Other deposits	1,646	1,804
Total deposits	42,531	44,069
Debt securities in issue	1,205	1,408
Short positions	32,111	26,779
Total	75,847	72,256

Notes
7. Financial instruments
Financial instruments: classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments on an IFRS 9 basis. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks			151,511		151,511
Trading assets	70,195				70,195
Derivatives (1)	109,556				109,556
Settlement balances			7,793		7,793
Loans to banks - amortised cost (2)			8,176		8,176
Loans to customers - amortised cost (3)			362,711		362,711
Other financial assets	340	42,085	9,044		51,469
Intangible assets				6,694	6,694
Other assets				7,753	7,753
30 June 2021	180,091	42,085	539,235	14,447	775,858

Cash and balances at central banks			124,489		124,489
Trading assets	68,990				68,990
Derivatives (1)	166,523				166,523
Settlement balances			2,297		2,297
Loans to banks - amortised cost (2)			6,955		6,955
Loans to customers - amortised cost (3)			360,544		360,544
Other financial assets	440	44,902	9,806		55,148
Intangible assets				6,655	6,655
Other assets				7,890	7,890
31 December 2020	235,953	44,902	504,091	14,545	799,491

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (4)			14,394		14,394
Customer deposits			467,214		467,214
Settlement balances			7,119		7,119
Trading liabilities	75,847				75,847
Derivatives (1)	103,992				103,992
Other financial liabilities		1,961	44,157		46,118
Subordinated liabilities		744	7,952		8,696
Notes in circulation			2,906		2,906
Other liabilities (5)			1,818	3,869	5,687
30 June 2021	179,839	2,705	545,560	3,869	731,973

Bank deposits (4)			20,606		20,606
Customer deposits			431,739		431,739
Settlement balances			5,545		5,545
Trading liabilities	72,256				72,256
Derivatives (1)	160,705				160,705
Other financial liabilities		2,403	43,408		45,811
Subordinated liabilities		793	9,169		9,962
Notes in circulation			2,655		2,655
Other liabilities (5)			1,882	4,506	6,388
31 December 2020	232,961	3,196	515,004	4,506	755,667

Notes:
(1)	Includes net hedging derivatives assets of £42 million (31 December 2020 - £93 million) and net hedging derivatives liabilities of £136 million (31 December 2020 - £130 million).
(2)	Includes items in the course of collection from other banks of £275 million (31 December 2020 - £148 million).
(3)	Includes finance lease receivables of £8,765 million (31 December 2020 - £9,061 million).
(4)	Includes items in the course of transmission to other banks of £92 million (31 December 2020 - £12 million).
(5)	Includes lease liabilities of £1,652 million (31 December 2020 - £1,698 million).

Notes
7. Financial instruments continued
NatWest Group's financial assets and liabilities include:
	30 June 2021	31 December 2020
	£m	£m
Reverse repos
Trading assets	24,718	19,404
Loans to banks - amortised cost	382	153
Loans to customers - amortised cost	22,706	25,011

Repos
Bank deposits	4,261	6,470
Customer deposits	16,751	5,167
Trading liabilities	23,720	19,036

Interest rate benchmark reform
NatWest Group continues to implement its entity-wide IBOR reform programme with the aim of being ready for the various transition events which are expected to occur prior to the cessation of the vast majority of the IBOR benchmark rates at the end of 2021 and of the USD IBOR in 2023.

NatWest Group continues to develop new products across its different segments that reference the new alternative risk-free rates and continues to work with customers to assess their readiness and ability to adopt new products, transition existing products or take the necessary steps to ensure that products can transition at IBOR cessation. A comprehensive review of the effect of IBOR reform on funding, liquidity and risk management has also been conducted and NatWest Group will continue to adapt its key systems, methodologies and processes to meet the requirements of the new risk-free rates. This is expected to be fully implemented over the course of 2021 and by June 2023 for USD IBOR.

NatWest Group expects that the vast majority of non-derivative instruments will transition in H2 2021 or the first reset date of the interest rate after cessation via renegotiation with clients or fallback provisions. Derivatives that are subject to clearing are expected to transition in line with the relevant clearing house transition approaches while other derivatives are expected to transition using the ISDA fallback protocol.

NatWest Group also remains engaged with regulators, standard setters and other market participants on key matters related to the IBOR reform. It is expected that the programme will meet all timelines set by the regulators.

Notes
7. Financial instruments continued
Financial instruments - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc 2020 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2021 are consistent with those described in Note 12 to the NatWest Group plc 2020 Annual Report and Accounts.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

	30 June 2021				31 December 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	-	38,664	163	38,827	-	39,550	225	39,775
Securities	22,048	9,205	115	31,368	21,535	7,599	81	29,215
Derivatives	-	108,622	934	109,556	-	165,441	1,082	166,523
Other financial assets
Loans	-	394	588	982	-	185	168	353
Securities	32,422	8,827	194	41,443	35,972	8,850	167	44,989
Total financial assets held at fair value	54,470	165,712	1,994	222,176	57,507	221,625	1,723	280,855

Liabilities
Trading liabilities
Deposits	-	42,528	3	42,531	-	44,062	7	44,069
Debt securities in issue	-	1,205	-	1,205	-	1,408	-	1,408
Short positions	23,659	8,451	1	32,111	19,045	7,734	-	26,779
Derivatives	-	103,311	681	103,992	-	159,818	887	160,705
Other financial liabilities
Debt securities in issue	-	1,243	-	1,243	-	1,607	-	1,607
Other deposits	-	718	-	718	-	796	-	796
Subordinated liabilities	-	744	-	744	-	793	-	793
Total financial liabilities held at fair value	23,659	158,200	685	182,544	19,045	216,218	894	236,157

Notes:
(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred. There were no significant transfers between level 1 and level 2.
(3)
For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

(4)
The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

Notes
7. Financial instruments continued
Financial instruments: sensitivity analysis

	30 June 2021			31 December 2020
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	163	10	-	225	10	-
Securities	115	10	-	81	-	-
Derivatives	934	60	(70)	1,082	80	(80)
Other financial assets
Loans	588	30	(50)	168	20	(10)
Securities	194	30	(20)	167	30	(20)
Total financial assets held at fair value	1,994	140	(140)	1,723	140	(110)

Liabilities
Trading liabilities
Deposits	3	-	-	7	-	-
Short Positions	1	-	-	-	-	-
Derivatives	681	40	(40)	887	50	(40)
Total financial liabilities held at fair value	685	40	(40)	894	50	(40)

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis.
Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Movement in level 3 portfolios
The following table shows the movement in level 3 assets and liabilities.

	Half year ended 30 June 2021				Half year ended 30 June 2020
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,388	335	1,723	894	2,233	321	2,554	1,317
Amount recorded in the income statement (3)	(125)	3	(122)	(98)	313	(1)	312	97
Amount recorded in the statement of
comprehensive income	-	17	17	-	-	62	62	-
Level 3 transfers in	42	428	470	15	133	207	340	6
Level 3 transfers out	(68)	-	(68)	(116)	(101)	-	(101)	(337)
Purchases	168	10	178	114	366	10	376	100
Settlements	(36)	(4)	(40)	(15)	(113)	-	(113)	(14)
Sales	(156)	(4)	(160)	(107)	(933)	(1)	(934)	(164)
Foreign exchange and other adjustments	(1)	(3)	(4)	(2)	5	8	13	3
At 30 June	1,212	782	1,994	685	1,903	606	2,509	1,008
Amounts recorded in the income statement
in respect of balances held at year end
- unrealised	(125)	3	(122)	(98)	313	(1)	312	97

Notes:
(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)
Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss. Movement in the period primarily reflects increase in loan positions classified as HTC&S under IFRS 9 and fair valued through other comprehensive income.

(3)
£27 million net losses on trading assets and liabilities (30 June 2020 - £215 million net gains) were recorded in income from trading activities. Net gains on other instruments of £3 million (30 June 2020 – nil gains) were recorded in other operating income and interest income as appropriate.

Notes
7. Financial instruments continued
Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

	30 June	31 December
	2021	2020
	£m	£m
Funding - FVA	79	140
Credit - CVA	385	390
Bid - Offer	108	148
Product and deal specific	163	172
	735	850

●
Valuation reserves comprising of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, decreased to £735 million at 30 June 2021 (31 December 2020 – £850 million).
●
There was a reallocation of FVA to CVA during the period following an update to the risk management of certain exposures.
●
The net decrease across CVA, FVA and bid-offer reserves was driven by reduced exposures, due to increases in interest rates and trade exit activity, and reduced risk.

Notes
7. Financial instruments continued
Financial instruments: fair value of financial instruments measured at amortised cost
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Items where
fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
30 June 2021	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	151.5
Settlement balances	7.8
Loans to banks	0.3	7.9	7.9	-	5.0	2.9
Loans to customers		362.7	359.8	-	25.3	334.5
Other financial assets
Securities		9.0	9.1	5.4	0.9	2.8
Financial liabilities
Bank deposits	5.9	8.5	8.5	-	3.7	4.8
Customer deposits	388.1	79.1	79.1	-	20.7	58.4
Settlement balances	7.1
Other financial liabilities
Debt securities in issue		44.2	45.3	-	34.9	10.4
Subordinated liabilities		8.0	8.5	-	8.4	0.1
Notes in circulation	2.9

31 December 2020
Financial assets
Cash and balances at central banks	124.5
Settlement balances	2.3
Loans to banks	0.1	6.9	6.9	-	3.8	3.1
Loans to customers		360.5	359.2	-	25.2	334.0
Other financial assets
Securities		9.8	10.1	5.9	1.2	3.0
Financial liabilities
Bank deposits	4.4	16.2	16.2	-	11.3	4.9
Customer deposits	371.7	60.0	60.1	-	10.1	50.0
Settlement balances	5.5
Other financial liabilities
Debt securities in issue		43.4	44.6	-	34.7	9.9
Subordinated liabilities		9.2	9.8	-	9.7	0.1
Notes in circulation	2.7

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes
8. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress (1)	other regulatory	Property	and guarantees	Other (2)	Total
	£m	£m	£m	£m	£m	£m
At 1 January	749	365	270	179	289	1,852
Expected credit losses impairment charge	-	-	-	6	-	6
Currency translation and other movements	(3)	(5)	-	(1)	(2)	(11)
Charge to income statement	17	8	13	-	60	98
Release to income statement	(4)	(10)	(8)	-	(9)	(31)
Provisions utilised	(222)	(11)	(10)	-	(55)	(298)
At 31 March	537	347	265	184	283	1,616
Expected credit losses impairment release	-	-	-	(18)	-	(18)
Currency translation and other movements	-	-	1	-	(8)	(7)
Charge to income statement	32	1	22	-	42	97
Release to income statement	(7)	(68)	(20)	-	(10)	(105)
Provisions utilised	(87)	(20)	(8)	-	(62)	(177)
At 30 June	475	260	260	166	245	1,406

Notes:
(1)
Includes payment protection insurance provision which reflects the estimated cost of PPI redress attributable to claims prior to the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019. All pre-deadline complaints have been processed which removes complaint volume estimation uncertainty from the provision estimate. NatWest Group continues to conclude remaining bank-identified closure work and conclude cases with the Financial Ombudsmen Service.

(2)	Other materially comprises provisions relating to restructuring costs.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

9. Dividends
The 2020 final dividend was approved by shareholders at the Annual General Meeting on 28 April 2021 and the payment made on 4 May 2021 to shareholders on the register at the close of business on 26 March 2021. NatWest Group plc announces an interim dividend for 2021 of £347 million, or 3p per ordinary share. The interim dividend will be paid on 17 September 2021 to shareholders on the register at close of business on 13 August 2021. The ex-dividend date will be 12 August 2021.

Notes
10. Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.
	30 June 2021	31 December 2020

	£m	£m
Loans - amortised cost and FVOCI
Stage 1	316,701	287,124
Stage 2	53,188	78,917
Stage 3	5,703	6,358
Of which: individual	1,851	2,292
Of which: collective	3,852	4,066
	375,592	372,399
ECL provisions (1)
Stage 1	433	519
Stage 2	2,300	3081
Stage 3	2,192	2,586
Of which: individual	560	831
Of which: collective	1,632	1,755
	4,925	6,186
ECL provisions coverage (2, 3)
Stage 1 (%)	0.14	0.18
Stage 2 (%)	4.32	3.90
Stage 3 (%)	38.44	40.67
	1.31	1.66

	Half year ended
	30 June	30 June
	2021	2020
	£m	£m
Impairment losses
ECL (release)/charge (4)	(707)	2,858
Stage 1	(701)	308
Stage 2	(100)	2,150
Stage 3	94	400
Of which: individual	(25)	131
Of which: collective	119	269
ECL loss rate - annualised (basis points) (3)	(38)	154
Amounts written off	517	408
Of which: individual	256	41
Of which: collective	261	367

Notes:
(1)	Includes £6 million (31 December 2020 – £6 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans.
(3)
ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans. The half year ECL charge is annualised by multiplying by two.

(4)
Includes a £4 million charge (30 June 2020 – £5 million charge) related to other financial assets, of which nil (30 June 2020 – £4 million) related to assets classified as FVOCI; and £2 million (30 June 2020 - £8 million) related to contingent liabilities.

(5)
The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 29 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £150.5 billion (31 December 2020 – £122.7 billion) and debt securities of £49.8 billion (31 December 2020 – £53.8 billion).

11. Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2021. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June 2021	31 December 2020

	£m	£m
Guarantees	2,005	2,244
Other contingent liabilities	2,117	2,321
Standby facilities, credit lines and other commitments	119,387	124,167
Contingent liabilities and commitments	123,509	128,732

Contingent liabilities arise in the normal course of NatWest Group’s business; credit exposure is subject to the bank’s normal controls.

Notes
12. Litigation and regulatory matters
NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters (including investigations and customer redress programmes), see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 360 of NatWest Group plc’s 2020 Annual Report and Accounts.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
NatWest Group companies continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against NatWest Group companies consist of cases filed by the Federal Deposit Insurance Corporation and the State of New Mexico that together involve the issuance of less than US$400 million of RMBS issued primarily from 2005 to 2007. In addition, NWMSI previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted in March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Notes
12. Litigation and regulatory matters continued
Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over NWM Plc with respect to certain claims. As a result of that and other decisions, all NatWest Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against NatWest Group defendants. The dismissal of NatWest Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law, as well as asserting common law claims of fraud under US law.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on legal grounds, and the plaintiffs have commenced an appeal to the United States Court of Appeals for the Second Circuit. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, is the subject of a motion to dismiss that remains pending in the SDNY.

In addition to the above, five other class action complaints were filed against NatWest Group companies in the SDNY, each relating to a different reference rate. The SDNY dismissed all claims against NWM Plc in the case relating to Euribor for lack of personal jurisdiction in February 2017. The SDNY also dismissed, for various reasons, the case relating to Pound Sterling LIBOR in August 2019, the case relating to Swiss Franc LIBOR in September 2019, and the case relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate (‘SIBOR / SOR’) in July 2019. Plaintiffs appealed each of these four dismissals to the United States Court of Appeals for the Second Circuit. The appeals in the Euribor, Pound Sterling LIBOR and Swiss Franc LIBOR cases remain pending, but in June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement. The appeal in the SIBOR / SOR case was decided on 17 March 2021, when the United States Court of Appeals for the Second Circuit reversed the SDNY’s prior dismissal, such that the case will now return to the SDNY. In the fifth class action, which relates to the Australian Bank Bill Swap Reference Rate, the SDNY in February 2020 declined to dismiss the amended complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of NatWest Group (including NatWest Group plc). The claims against non-dismissed defendants (including NWM Plc) are now proceeding in discovery.

NWM Plc was also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of a separate case under appeal to Israel’s Supreme Court.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The defendants made a motion to dismiss this case, which was granted by the court in March 2020. Plaintiffs’ appeal of the dismissal is pending in the United States Court of Appeals for the Second Circuit.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates, alleging that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing, and also that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The plaintiffs seek damages and to prevent the enforcement of LIBOR-based instruments through injunction. Defendants intend to seek dismissal.

Notes
12. Litigation and regulatory matters continued
FX litigation
NWM Plc, NWMSI and / or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the SDNY on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery.

In April 2019, some of the same claimants in the opt-out case described above, as well as others, served proceedings (which are ongoing) in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, is proceeding in the SDNY against NWM Plc and others. Plaintiffs have filed a motion for class certification, which defendants are opposing.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc has been named in the action as an ‘other cartel participant’, but is not a respondent. The claim was served in June 2019. The claimant sought permission to amend its claim to strengthen its claim of alleged breaches of competition law, but this was refused by the court in the form sought by the claimant. The claimant is now seeking a further opportunity to amend its claim, which is being opposed by NWM Plc and the other respondents.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal against NatWest Group plc, NWM Plc and other banks. Both applications have been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing to determine class certification and which of the applications should be permitted to represent the class took place in July 2021 and judgment is awaited.

In November 2020, proceedings were issued in the High Court of Justice of England and Wales against NWM Plc by a claimant who seeks an account of profits and/or damages in respect of alleged historical FX trading misconduct. The claimant has also issued similar proceedings against a number of other banks. The claim against NWM Plc makes allegations of breaches of contract, fiduciary duties, duties of confidence and other matters. The claim was served on NWM Plc in March 2021.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion, which names The Royal Bank of Scotland plc (now NWM Plc) as the defendant, was served on NWM Plc in May 2020. NWM Plc has filed a motion for cancellation of service outside the jurisdiction, which remains pending.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaint was dismissed in March 2021. Plaintiffs have filed an amended complaint, which defendants will again seek to have dismissed.

Notes
12. Litigation and regulatory matters continued
Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. The defendants filed a motion to dismiss this matter, which was granted by the court in respect of NWM Plc and NWMSI in July 2020. Plaintiffs have filed an amended complaint which defendants are seeking to have dismissed.
Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending.

In addition, in June 2017, TeraExchange filed a complaint against NatWest Group companies, including NatWest Group plc, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. In October 2018, the court dismissed all claims against NatWest Group companies.

On 30 June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants include several NatWest Group companies, including NatWest Group plc.

Odd lot corporate bond trading antitrust litigation
NWMSI is the subject of a class action antitrust complaint filed in the SDNY against NWMSI and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. Defendants filed a motion to dismiss the operative complaint in this matter in December 2020.

Madoff
NWM N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee is seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. In March 2020, the bankruptcy court denied the trustee’s request for leave to amend its complaint to include additional allegations against NWM N.V., holding that, even with the proposed amendments, the complaint would fail as a matter of law to state a valid claim against NWM N.V. The trustee has commenced an appeal of the bankruptcy court’s decision, which has been stayed pending the result of appeals in different proceedings, against different defendants, that involve similar issues. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. This action has been stayed pending the result of the appeal in the primary action.

Interest rate hedging products and similar litigation
NatWest Group continues to deal with a small number of active litigation claims in the UK relating to the alleged mis-selling of interest rate hedging products.

Notes
12. Litigation and regulatory matters continued
Separately, NWM Plc is defending claims filed in France by two French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. One of the claims has been appealed to the Supreme Court and judgment is awaited. The other has been remitted from the Supreme Court to the Court of Appeal for reconsideration of one aspect. NWM N.V. was a defendant in the latter case but has been dismissed from the proceedings.

EUA trading litigation
HMRC issued a tax assessment in 2012 against NatWest Group plc for approximately £86 million regarding a value-added-tax (VAT) matter in relation to the trading of European Union Allowances (EUAs) by the subsidiary of a joint venture partnership in 2009. NatWest Group plc lodged an appeal challenging the assessment before the First-tier Tribunal (Tax), a specialist tax tribunal, (the ‘Tax Dispute’). The matter was resolved in July 2021.

Separately, NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and were alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claimed approximately £71.4 million plus interest and costs and alleged that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded in July 2018 and judgment was issued in March 2020. The court held that NWM Plc and Mercuria Energy Europe Trading Limited (‘Mercuria’) were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009. In October 2020, the High Court quantified damages against NWM Plc at £45 million plus interest and costs, and permitted it to appeal to the Court of Appeal. On 10 May 2021 the Court of Appeal set aside the High Court’s judgment and ordered that a retrial take place before a different High Court judge. The claimants have sought permission from the Supreme Court to appeal. The Court of Appeal also dismissed an appeal by Mercuria against the finding by the High Court that NWM Plc and Mercuria were both vicariously liable. Mercuria has sought permission from the Supreme Court to appeal that decision.

Offshoring VAT assessments
HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay the £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of a separate case involving another bank.

US Anti-Terrorism Act litigation
NWB Plc is a defendant in lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NWB Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NWB Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NWB Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NWB Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NWB Plc. In April 2021, the United States Court of Appeals for the Second Circuit affirmed the trial court’s judgment in favour of NWB Plc, subject to the right of the plaintiffs to seek discretionary review by the United States Supreme Court.
NWM N.V. and certain other financial institutions are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

Notes
12. Litigation and regulatory matters continued
The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the United States Court of Appeals for the Second Circuit. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds, but remains subject to appeal to the United States Court of Appeals for the Second Circuit. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation
NWMSI is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

1MDB litigation
Recent media reports suggest that a claim for a material sum has recently been issued in Malaysia by 1MDB against Coutts & Co Ltd for alleged losses in connection with the 1MDB fund. Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations and customer redress programmes)
NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, offering of securities, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, product mis-selling and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

Investigations
US investigations relating to fixed-income securities
In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA’s reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

Notes
12. Litigation and regulatory matters continued
The NatWest Markets business is currently responding to a separate criminal investigation by the USAO and the US Department of Justice (DoJ) concerning unrelated trading by certain NatWest Markets former traders involving alleged spoofing. The NPA (referred to above) has been extended as the criminal investigation has progressed and related discussions with the USAO and the DoJ, including relating to the impact of such alleged conduct on the status of the NPA and the potential consequences thereof, have been ongoing. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions, may occur depending on the outcome of the investigations, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 360 of NatWest Group plc’s 2020 Annual Report and Accounts.

Foreign exchange related investigations
In recent years, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the Commodity Futures Trading Commission, the DoJ, the Board of Governors of the Federal Reserve System, the European Commission (EC) and others. NWM Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

EGB investigation
On 20 May 2021, the EC announced that it had adopted a decision in relation to an investigation into potential competition law violations in the primary and secondary market trading of EGBs between 2007 and 2011 which involved the NatWest Markets business and six other banks. NatWest Group revealed the conduct to the EC and co-operated throughout the EC’s investigation. NatWest Group was granted immunity by the EC and was not fined.

FCA investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified NatWest Group that it was undertaking an investigation into NatWest Group’s compliance with the UK Money Laundering Regulations 2007 (‘MLR 2007’) in relation to certain money service businesses and related parties. The investigation is assessing both criminal and civil culpability. NatWest Group is co-operating with the investigation, including responding to information requests from the FCA.

On 15 March 2021, the FCA notified NatWest Group that it had commenced criminal proceedings against NWB Plc for offences under regulation 45(1) of the MLR 2007 for alleged failures to comply with regulations 8(1), 8(3) and 14(1) of the MLR 2007 between 11 November 2011 and 19 October 2016, arising from the handling of the accounts of a UK incorporated customer. These regulations require the firm to determine, conduct and demonstrate risk sensitive due diligence and ongoing monitoring of its relationships with its customers for the purposes of preventing money laundering. NWB Plc will be required to attend an initial hearing at Westminster Magistrates’ Court on 15 September 2021. Material adverse collateral consequences, in addition to further substantial costs and the recognition of provisions, may occur as a result of any conviction.

Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of NatWest Group. In August 2019, the FCA instructed NatWest Group to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. NatWest Group is co-operating with the Skilled Person’s review, which is ongoing.

FCA mortgages market study
In December 2016, the FCA launched a market study into the provision of mortgages. In March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation remains ongoing and the FCA has indicated that it intends to provide updates on the remedies in due course.

Customer redress programmes
FCA review of NatWest Group’s treatment of SMEs
In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review NatWest Group’s treatment of SME customers whose relationship was managed by NatWest Group’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013. In response to the Skilled Person’s final report and update in 2016, NatWest Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process has since closed to new complaints.

Notes
12. Litigation and regulatory matters continued
NatWest Group’s remaining provisions in relation to these matters at 30 June 2021 were £22 million.

Investment advice review
During October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has now concluded and, after discussion with the FCA, NatWest Group is now conducting additional review / remediation work. NatWest Group recognised an increased provision in relation to these matters at 31 December 2020.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation phase has concluded, although an appeals process is currently anticipated to run until at least the end of 2021. NatWest Group has made provisions totalling €350 million (£300 million), of which €328 million (£282 million) had been utilised by 30 June 2021 in respect of redress and compensation.

In April 2016, the CBI commenced an investigation into suspected breaches by UBIDAC of specified provisions of the Consumer Protection Code 2006 in its treatment of certain tracker mortgage customers. On 23 March 2021, UBIDAC agreed with the CBI to pay a fine of €37.8 million for breaches of its regulatory obligations in respect of its treatment of tracker mortgage customers. The fine was substantially covered by existing provisions.

UBIDAC previously identified further legacy business issues, as an extension to the tracker mortgage review. These remediation programmes are ongoing. NatWest Group has made provisions of €163 million (£140 million), of which €151 million (£130 million) had been utilised by 30 June 2021 for these programmes.

Notes
13. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NatWest Group. NatWest Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Bank of England facilities
In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties
(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b) NatWest Group recharges The NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2020 are included in NatWest Group plc’s 2020 Annual Report and Accounts.

14. UBIDAC significant transactions
On 28 June 2021, UBIDAC and NWH entered into a binding agreement with Allied Irish Banks p.l.c. (AIB) for the sale of c.€4.2 billion gross performing commercial lending and associated undrawn exposures of c.€2.8 billion. Approximately 280 colleagues will transfer from UBIDAC to AIB with the final number of roles confirmed as the deal completes.  RWAs in relation to these total balances are estimated at c.€4 billion. This transaction is subject to regulatory approvals.  On completion, it is estimated that a small gain on disposal will be recognised, based on the net carrying value of the lending as at 31 December 2020. The exact impacts of disposal will depend on movements in the book between now and transfer, the timing of which remains uncertain.

On 23 July 2021, NatWest Group and UBIDAC entered into a non-binding Memorandum of Understanding (MOU) with Permanent TSB Group Holdings p.l.c. (PTSB) for the proposed sale of a perimeter comprising performing non-tracker mortgages, performing micro-SME loans, UBIDAC's asset finance business and 25 of its branch locations. The TUPE principle will apply to staff wholly or mainly assigned to the agreed in-scope perimeter. The proposed perimeter included approximately €7.6 billion of gross performing loans as at 31 March 2021, the majority relating to non-tracker mortgages. As part of the consideration for the proposed transaction, it is proposed that NatWest Group would receive a minority non-consolidating equity stake in PTSB. The proposed sale may not be concluded on the terms contemplated in the MoU, or at all.  No estimate of any financial effect of the potential transaction can be made at the date of approval of these accounts.

15. Post balance sheet events
NatWest Group has announced plans to commence an ordinary share buy-back programme of up to £750 million in the second half of the year.

Other than as disclosed in this document, there have been no significant events between 30 June 2021 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

16. Date of approval
This announcement was approved by the Board of Directors on 29 July 2021.

Independent review report to NatWest Group plc

Conclusion
We have been engaged by NatWest Group plc (“the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2021 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, and related Notes 1 to 16 and the Risk and capital management disclosures for those identified as within the scope of our review, (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2021 are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in Note 1, the annual financial statements of the Group will be prepared in accordance with UK adopted IFRSs. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.
Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Auditor’s Responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the condensed consolidated financial statements in the half-yearly financial report. Our conclusion, based on procedures that are less extensive than audit procedures, is described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the Group in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London, United Kingdom
29 July 2021

NatWest Group plc Summary Risk Factors
Summary of principal risks and uncertainties
Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 345 to 362 of the NatWest Group plc 2020 Annual Report and Accounts and on pages 347 to 366 of its Annual Report on Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects. The current COVID-19 pandemic may exacerbate any of the risks described below.

Risks relating to the COVID-19 pandemic
●
The effects of the COVID-19 pandemic on the UK, global economies and financial markets, and NatWest Group’s customers, as well as its competitive environment may continue to have a material adverse effect on NatWest Group’s business, results of operations and outlook.
●
The adverse impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties and the implementation of support schemes in response of the COVID-19 pandemic has increased NatWest Group’s exposure to counterparty risk, which may adversely affect its business, results of operations and outlook.
●
The COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and to achieve its strategic objectives.
●
The COVID-19 pandemic has heightened NatWest Group’s operational risks as many of its employees are working remotely which may also adversely affect NatWest Group’s ability to maintain effective internal controls.
●
The effects of the COVID-19 pandemic could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.
●
NatWest Group’s results could be adversely affected if the effects of the COVID-19 pandemic or other events trigger the recognition of a goodwill impairment.
Economic and political risk
●
Continuing uncertainty regarding the effects of the UK’s withdrawal from the European Union may continue to adversely affect NatWest Group and its operating environment.
●
NatWest Group faces political and economic risks and uncertainty in the UK and global markets.
●
Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results.
●
HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of securities issued by NatWest Group.
●
Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position.

Strategic risk
●
NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
●
NatWest Group is in the process of refocusing its NWM franchise and implementing a phased withdrawal from ROI, which entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.
Financial resilience risk
●
NatWest Group may not meet targets and be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
●
NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
●
NatWest Group has significant exposure to counterparty and borrower risk.
●
NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
●
NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate.
●
NatWest Group may not be able to adequately access sources of liquidity and funding.
●
Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.
●
NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
●
NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●
NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.

NatWest Group plc Summary Risk Factors
Financial resilience risk continued
●
Changes in accounting standards may materially impact NatWest Group’s financial results.
●
The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●
NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.
Climate and sustainability-related risks
●
NatWest Group and its customers may face significant climate-related risks, including in transitioning to a low-carbon economy, which may adversely impact NatWest Group.
●
NatWest Group’s Purpose-led Strategy includes one area of focus on climate change that is likely to require material changes to the business of NatWest Group which entails significant execution risk.
●
Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks.
●
There are significant uncertainties inherent in accurately modelling the impact of climate-related risks.
●
A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook.
●
Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite.
●
Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NatWest Group’s business and expose NatWest Group to increased costs of compliance, regulatory sanction and reputational damage.
●
NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Operational and IT resilience risk
●
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
●
NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
●
NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
●
NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group.
●
NatWest Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
●
A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
●
NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk
●
NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
●
NatWest Group is subject to various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
●
NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk-free rates.
●
NatWest Group operates in jurisdictions that are subject to intense scrutiny by the competition authorities.
●
The cost of implementing the Alternative Remedies Package (‘ARP’) could be more onerous than anticipated.
●
Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:
●
the condensed financial statements have been prepared in accordance with UK adopted IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
●
the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

29 July 2021

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose-Slade Katie Murray	Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson

Presentation of information
In this document, ‘parent company’ refers to the NatWest Group plc, and ‘NatWest Group’ or the ‘Group’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings.  The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings.  The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc.  The term ‘NWB Plc’ refers to National Westminster Bank Plc.  The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC.  The term ‘RBSI Limited’ refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

MAR – Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the
European Union (Withdrawal) Act 2018 for NatWest Group plc. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2020 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2021 comprise the following sections of this document:
●
Statutory results on pages 82 to 110 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related notes 1 to 16.

●	Risk and capital management section on pages 19 to 81 as indicated within the scope of the independent review.

The above sections are within the scope of the independent review performed by Ernst & Young LLP (EY). Refer to the Independent review report to NatWest Group plc on page 111 for further information.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the COVID-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate-related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group’s exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the COVID-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a low-carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc’s Interim Results for H1 2021 and NatWest Group plc’s filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Additional information
Share information
	30 June 2021	31 March 2021	31 December 2020

Ordinary share price (pence)	203.20	196.25	167.65

Number of ordinary shares in issue (millions)	11,776	11,776	12,129

Financial calendar
2021 third quarter interim management statement	29 October 2021

Contacts
Analyst enquiries: Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1758
Media enquiries: NatWest Group Press Office	+44 (0) 131 523 4205

	Management presentation	Fixed income call	Web cast and dial in details
Date:	Friday 30 July 2021	Friday 30 July 2021	www.natwestgroup.com/results
Time:	9:00am UK time	1:00pm UK time	International – +44 (0) 20 3057 6566
Conference ID:	5488004	4161938	UK Free Call – 0800 279 6637 US Local Dial-In, New York - 1 646 517 5063

Available on natwestgroup.com/results
●	Interim Results 2021 and background slides.
●	A financial supplement containing income statement, balance sheet and segment performance information for the nine quarters ended 30 June 2021.
●	NatWest Group and NWH Group Pillar 3 supplement at 30 June 2021.
●	Climate, Purpose and ESG measures supplement H1 2021.

Appendix

Non-IFRS financial measures

Appendix Non-IFRS financial measures
NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). The 2021 Interim Results contain a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures

Measure	Basis of preparation	Additional analysis or reconciliation
NatWest Group return on tangible equity
Annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding non-controlling interests (NCI) less average intangible assets and average other owners’ equity.
Table 1
Segmental return on equity
Segmental operating profit or loss adjusted for tax and for preference share dividends divided by average notional tangible equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).
Table 2
Operating expenses analysis – management view
The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis.
These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
Table 3
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table 4
Commentary – adjusted periodically for specific items
NatWest Group and segmental business performance commentary have been adjusted for the impact of specific items such as such as notable items, operating lease depreciation, strategic costs and litigation and conduct costs.
Notable items - page 5 Operating lease depreciation, Strategic, litigation and conduct costs - pages 14 to 18
Income across UK and RBSI retail and commercial businesses	Comprises income in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments, excluding notable items.	Table 7
Net lending in the UK and RBSI retail and commercial businesses	Comprises customer loans in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments, excluding UK Government support schemes.	Table 8
Deposits across UK and RBSI retail and commercial businesses	Comprises customer deposits in the Retail Banking, Commercial Banking, Private Banking and RBS International operating segments.	Table 9
Bank net interest margin (NIM)	Net interest income of the banking business less NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less NWM element.	Table 5
Bank net interest margin (NIM) excluding Liquid Asset Buffer	Net interest income of the banking business less NWM element as a percentage of interest-earning assets of the banking business less NWM element and Liquid Asset Buffer.	Table 5

Appendix Non-IFRS financial measures
Performance metrics not defined under IFRS
Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table 6
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue (excluding own shares held). Tangible equity is ordinary shareholders’ equity less intangible assets.	Page 4
NIM	Net interest income as a percentage of interest-earning assets.	Pages 14 to 18
Funded assets	Total assets less derivatives.	Pages 14 to 18
Loan impairment rate	The annualised loan impairment charge divided by gross customer loans.	Pages 14 to 18
Third party customer asset rate
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers only. This excludes intragroup items, loans to banks and liquid asset portfolios, which are included for the calculation of net interest margin.
Pages 14 to 18
Third party customer funding rate
Third party customer funding rate is calculated as annualised interest payable or receivable on third-party customer deposits as a percentage of third-party customer deposits, including interest bearing and non-interest bearing customer deposits. This excludes intragroup items, bank deposits, debt securities in issue and subordinated liabilities.
Pages 14 to 18
Assets under management and administration (AUMA)
AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise.

AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and RBSI customers.

AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and RBSI for their customers accordingly, for which the execution services are supported by Private Banking. Private Banking receive a fee in respect of providing investment management and execution services to Retail Banking and RBSI franchises.
.
Page 8
Depositary assets	Assets held by RBSI as an independent trustee and in a depositary service capacity.	Page 10

Appendix Non-IFRS financial measures
1. Return on tangible equity
	Half year ended and
	as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
Profit/(loss) attributable to ordinary shareholders (£m)	1,842	(705)	1,222	620	(993)
Annualised profit/(loss)attributable to ordinary shareholders (£m)	3,684	(1,410)	4,888	2,480	(3,972)
Average total equity excluding NCI (£m)	43,375	44,026	43,011	43,566	44,068
Adjustment for other owners equity and intangibles (£m)	(11,934)	(11,911)	(11,712)	(12,333)	(11,987)
Adjusted total tangible equity (£m)	31,441	32,115	31,299	31,233	32,081
Return on tangible equity (%)	11.7%	(4.4%)	15.6%	7.9%	(12.4%)

2. Segmental return on equity

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster
Half year ended 30 June 2021	Banking	Banking	Banking	International	Markets	Bank RoI
Operating profit/(loss) (£m)	1,020	146	1,339	173	(249)	(7)
Preference share cost allocation (£m)	(40)	(10)	(76)	(10)	(31)	-
Adjustment for tax (£m)	(274)	(38)	(354)	(29)	78	-
Adjusted attributable profit/(loss) (£m)	706	98	909	134	(202)	(7)
Annualised adjusted attributable profit/(loss) (£m)	1,412	196	1,818	268	(404)	(14)
Average RWAe (£bn)	35.4	11.0	72.1	7.6	29.2	11.1
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.1	1.4	8.3	1.2	4.4	1.7
Return on equity (%)	27.5%	14.2%	21.9%	22.1%	(9.2%)	(0.8%)

Half year ended 30 June 2020
Operating profit/(loss) (£m)	453	84	(1,008)	87	69	(239)
Preference share cost allocation (£m)	(44)	(11)	(76)	(10)	(34)	-
Adjustment for tax (£m)	(115)	(20)	304	(11)	(10)	-
Adjusted attributable profit/(loss) (£m)	294	53	(780)	66	25	(239)
Annualised adjusted attributable profit/(loss) (£m)	588	106	(1,560)	132	50	(478)
Average RWAe (£bn)	38.0	10.2	75.9	7.0	41.9	12.7
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.5	1.3	8.7	1.1	6.3	2.0
Return on equity (%)	10.7%	8.2%	(17.9%)	11.8%	0.8%	(24.2%)

Appendix Non-IFRS financial measures
2. Segmental return on equity continued

				International Banking & Markets
	Retail	Private	Commercial	RBS	NatWest	Ulster
Quarter ended 30 June 2021	Banking	Banking	Banking	International	Markets	Bank RoI
Operating profit/(loss) (£m)	585	82	864	105	(169)	(18)
Preference share cost allocation (£m)	(20)	(5)	(38)	(5)	(15)	-
Adjustment for tax (£m)	(158)	(22)	(231)	(18)	52	-
Adjusted attributable profit/(loss) (£m)	407	55	595	83	(132)	(18)
Annualised adjusted attributable profit/(loss) (£m)	1,628	220	2,380	332	(528)	(72)
Monthly average RWAe (£bn)	35.1	11.1	70.6	7.8	29.2	10.8
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.1	1.4	8.1	1.2	4.4	1.7
Return on equity (%)	32.0%	15.9%	29.3%	26.5%	(12.1%)	(4.3%)

Quarter ended 31 March 2021
Operating profit/(loss)(£m)	435	64	475	68	(80)	11
Preference share cost allocation (£m)	(20)	(5)	(38)	(5)	(16)	-
Adjustment for tax (£m)	(116)	(17)	(122)	(11)	27	-
Adjusted attributable profit/(loss) (£m)	299	42	315	52	(69)	11
Annualised adjusted attributable profit/(loss) (£m)	1,196	168	1,260	208	(276)	44
Average RWAe (£bn)	35.8	11.0	73.6	7.4	29.2	11.4
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.2	1.4	8.5	1.2	4.4	1.8
Return on equity (%)	23.0%	12.4%	14.9%	17.5%	(6.3%)	2.5%

Quarter ended 30 June 2020
Operating profit/(loss) (£m)	129	35	(971)	19	(137)	(218)
Preference share cost allocation (£m)	(22)	(5)	(38)	(5)	(17)	-
Adjustment for tax (£m)	(30)	(8)	283	(2)	43	-
Adjusted attributable profit/(loss) (£m)	77	22	(726)	12	(111)	(218)
Annualised adjusted attributable profit/(loss) (£m)	308	88	(2,904)	48	(444)	(872)
Average RWAe (£bn)	37.4	10.3	77.8	7.1	41.8	12.6
Equity factor	14.5%	12.5%	11.5%	16.0%	15.0%	15.5%
RWAe applying equity factor (£bn)	5.4	1.3	8.9	1.1	6.3	2.0
Return on equity (%)	5.7%	6.6%	(32.5%)	4.3%	(7.1%)	(44.5%)

Appendix Non-IFRS financial measures
3. Operating expenses analysis

Statutory analysis (1,2)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
Operating expenses	£m	£m	£m	£m	£m
Staff costs	1,902	1,955	917	985	963
Premises and equipment	502	651	254	248	393
Other administrative expenses	703	696	326	377	298
Depreciation and amortisation	414	448	209	205	255
Total operating expenses	3,521	3,750	1,706	1,815	1,909

Non-statutory analysis
	Half year ended
	30 June 2021				30 June 2020
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Operating expenses	£m	£m	£m	£m	£m	£m	£m	£m
Staff costs	215	-	1,687	1,902	160	-	1,795	1,955
Premises and equipment	32	-	470	502	148	-	503	651
Other administrative expenses	64	(18)	657	703	100	(89)	685	696
Depreciation and amortisation	21	-	393	414	56	-	392	448
Total	332	(18)	3,207	3,521	464	(89)	3,375	3,750

					Quarter ended
					30 June 2021
						Litigation
						and		Statutory
					Strategic	conduct	Other	operating
					costs	costs	expenses	expenses
Operating expenses					£m	£m	£m	£m
Staff costs					104	-	813	917
Premises and equipment					16	-	238	254
Other administrative expenses					41	(34)	319	326
Depreciation and amortisation					11	-	198	209
Total					172	(34)	1,568	1,706

					Quarter ended
					31 March 2021
						Litigation
						and		Statutory
					Strategic	conduct	Other	operating
					costs	costs	expenses	expenses
Operating expenses					£m	£m	£m	£m
Staff costs					111	-	874	985
Premises and equipment					16	-	232	248
Other administrative expenses					23	16	338	377
Depreciation and amortisation					10	-	195	205
Total					160	16	1,639	1,815

					Quarter ended
					30 June 2020
						Litigation
						and		Statutory
					Strategic	conduct	Other	operating
					costs	costs	expenses	expenses
Operating expenses					£m	£m	£m	£m
Staff costs					87	-	876	963
Premises and equipment					135	-	258	393
Other administrative expenses					57	(85)	326	298
Depreciation and amortisation					54	-	201	255
Total					333	(85)	1,661	1,909

Notes:
(1)
On a statutory, or GAAP, basis strategic costs are included within staff costs, premises and equipment, depreciation and amortisation and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)
On a statutory, or GAAP, basis litigation and conduct costs are included within other administrative expenses.

Appendix Non-IFRS financial measures
4. Cost:income ratio

				International Banking & Markets			Central
	Retail	Private	Commercial	RBS	NatWest	Ulster	items	NatWest
	Banking	Banking	Banking	International	Markets	Bank RoI	& other	Group
Half year ended 30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(1,187)	(249)	(1,152)	(112)	(560)	(261)	-	(3,521)
Operating lease depreciation	-	-	70	-	-	-	-	70
Adjusted operating expenses	(1,187)	(249)	(1,082)	(112)	(560)	(261)	-	(3,451)
Total income	2,150	368	1,923	256	295	243	84	5,319
Operating lease depreciation	-	-	(70)	-	-	-	-	(70)
Adjusted total income	2,150	368	1,853	256	295	243	84	5,249
Cost:income ratio (%)	55.2%	67.7%	58.4%	43.8%	189.8%	107.4%	nm	65.7%

Half year ended 30 June 2020
Operating expenses	(1,075)	(252)	(1,221)	(126)	(707)	(245)	(124)	(3,750)
Operating lease depreciation	-	-	73	-	-	-	-	73
Adjusted operating expenses	(1,075)	(252)	(1,148)	(126)	(707)	(245)	(124)	(3,677)
Total income	2,185	392	2,003	259	816	249	(66)	5,838
Operating lease depreciation	-	-	(73)	-	-	-	-	(73)
Adjusted total income	2,185	392	1,930	259	816	249	(66)	5,765
Cost:income ratio (%)	49.2%	64.3%	59.5%	48.6%	86.6%	98.4%	nm	63.8%

Quarter ended 30 June 2021
Operating expenses	(600)	(128)	(569)	(55)	(285)	(136)	67	(1,706)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(600)	(128)	(534)	(55)	(285)	(136)	67	(1,671)
Total income	1,094	183	982	133	106	119	43	2,660
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,094	183	947	133	106	119	43	2,625
Cost income ratio (%)	54.8%	69.9%	56.4%	41.4%	268.9%	114.3%	nm	63.7%

Quarter ended 31 March 2021
Operating expenses	(587)	(121)	(583)	(57)	(275)	(125)	(67)	(1,815)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(587)	(121)	(548)	(57)	(275)	(125)	(67)	(1,780)
Total income	1,056	185	941	123	189	124	41	2,659
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,056	185	906	123	189	124	41	2,624
Cost income ratio (%)	55.6%	65.4%	60.5%	46.3%	145.5%	100.8%	nm	67.8%

Quarter ended 30 June 2020
Operating expenses	(546)	(129)	(611)	(65)	(365)	(122)	(71)	(1,909)
Operating lease depreciation	-	-	37	-	-	-	-	37
Adjusted operating expenses	(546)	(129)	(574)	(65)	(365)	(122)	(71)	(1,872)
Total income	1,035	191	995	115	273	120	(53)	2,676
Operating lease depreciation	-	-	(37)	-	-	-	-	(37)
Adjusted total income	1,035	191	958	115	273	120	(53)	2,639
Cost income ratio (%)	52.8%	67.5%	59.9%	56.5%	133.7%	101.7%	nm	70.9%

Appendix Non-IFRS financial measures
5. Net interest margin

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
NatWest Group net interest income	3,916	3,852	1,985	1,931	1,910
Less NWM net interest income	3	34	(4)	7	(6)
Net interest income excluding NWM	3,919	3,886	1,981	1,938	1,904

Annualised NatWest Group net interest income	7,897	7,746	7,962	7,831	7,682
Annualised net interest income excluding NWM	7,903	7,815	7,946	7,860	7,658

Average interest earning assets (IEA)	519,219	477,898	526,124	512,237	497,440
Less NWM average IEA	32,346	37,994	32,263	32,429	39,874
Bank average IEA	486,873	439,904	493,861	479,808	457,566
Less liquid asset buffer average IEA (1)	157,524	124,333	163,437	151,603	136,468
Bank average IEA excluding liquid asset buffer	329,349	315,571	330,424	328,205	321,098

Net interest margin	1.52%	1.62%	1.51%	1.53%	1.54%
Bank net interest margin (NatWest Group NIM excluding NWM)	1.62%	1.78%	1.61%	1.64%	1.67%
Bank net interest margin excluding liquid asset buffer	2.40%	2.48%	2.40%	2.39%	2.38%

Note:
(1)
Liquid asset buffer is defined as the stock of liquid assets held by the bank, such as central bank reserves or high-quality government debt that can be easily used to repay obligations as they fall due. They are available to meet unexpected changes in cash flows.

6. Loan:deposit ratio
	As at
	30 June	31 March	30 June
	2021	2021	2020
	£bn	£bn	£bn
Loans to customers - amortised cost	362,711	358,728	352,341
Customer deposits	467,214	453,308	408,268
Loan:deposit ratio (%)	78%	79%	86%

7. UK and RBSI retail and commercial businesses income excluding notable items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2021	2020	2021	2021	2020
	£m	£m	£m	£m	£m
Retail Banking	2,150	2,185	1,094	1,056	1,035
Private Banking	368	392	183	185	191
Commercial Banking	1,923	2,003	982	941	995
RBS International	256	259	133	123	115
Income	4,697	4,839	2,392	2,305	2,336
Less notable items	(10)	8	(24)	14	(11)
Total UK and RBSI retail and commercial businesses
income excluding notable items	4,687	4,847	2,368	2,319	2,325

Appendix Non-IFRS financial measures
8. UK and RBSI retail and commercial businesses net lending excluding UK Government support schemes

	30 June	31 March	31 December
	2021	2021	2020
	£bn	£bn	£bn
Retail Banking	178.1	174.8	172.3
Private Banking	18.0	17.5	17.0
Commercial Banking	103.8	106.6	108.2
RBS International	15.1	14.7	13.3
Loans to customers	315.0	313.6	310.8
Less UK Government support schemes	(13.0)	(13.5)	(12.9)
Total UK and RBSI retail and commercial businesses
net lending excluding UK Government support schemes	302.0	300.1	297.9

9. UK and RBSI retail and commercial businesses customer deposits
	30 June	31 March	31 December
	2021	2021	2020
	£bn	£bn	£bn
Retail Banking	184.1	179.1	171.8
Private Banking	34.7	33.5	32.4
Commercial Banking	176.0	169.4	167.7
RBS International	33.9	33.3	31.3
Total UK and RBSI retail and commercial businesses customer deposits	428.7	415.3	403.2

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 July 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary